OUTCROP GOLD CORP.
(formerly Miranda Gold Corp.)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2019

The following is management's discussion and analysis of the results of operations and financial conditions ("MD&A") of Outcrop Gold Corp. (the "Company" or "Outcrop") and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the six months ended February 28, 2019 (the "Financial Report"), and with the audited financial statements for the years ended August 31, 2018, 2017, and 2016 all of which are available on the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* ("IAS 34") as issued by the International Accounting Standards Board ("IASB"), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to April 29, 2019.

Overall Performance

Description of Business and Overview of Projects

Outcrop is an exploration company active in Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Outcrop performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while preserving its treasury.

The highlights of the Company's activities in the six months ended February 28, 2019, and up to the date of this MD&A, include:

a) Effective February 7, 2019, the Company consolidated its common shares on a 10:1 basis and changed the name of the Company to Outcrop Gold Corp. This MD&A reflects the share consolidation retroactively.

b) On February 22, 2019, the Company closed a non-brokered private placement of 13,599,260 units at a price of $0.20 per unit for gross proceeds of $2,719,852. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant exercisable into a common share at a price of $0.40 per share for a period of five years. Share issuance costs of $31,838 were paid in relation to the private placement.

c) On April 17, 2019, the Company completed a non-brokered private placement of 2,173,913 units at a price of $0.23 per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant exercisable into a common share at a price of $0.40 per share for a period of five years. There were finders' fees of $13,073 paid and 56,840 finder warrants issued in connection with the offering.

Alaska Update – Willow Creek Project

Renshaw Royalty purchase

On September 14, 2015, the Company reached an agreement with Mr. Daniel Renshaw ("Renshaw") for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Outcrop and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the "'A' Royalty") and the area that covers the patented mining claims on the east side of the project (the "'B' Royalty"). The 'A' Royalty covers the area, including the Coleman resource, which is the area that is expected to be initially developed. The 'B' Royalty covers ground that is prospective for exploration including the Bullion Mountain target areas and several historic mines.

Outcrop has agreed to purchase up to 100% of the 'A' Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Outcrop will purchase 0.4% to 0.5% of the 'A' Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

Effective March 1, 2018, the first 'A' Royalty contract consisting of US$145,000 in principal, was paid in full and is now fully-vested.

As each contract is paid Outcrop will register its ownership of the 'A' Royalty purchased. If Outcrop does not complete payment of any contract the remainder of the 'A' Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Outcrop pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Outcrop will have purchased the entire 3.3% 'A' Royalty.

As at February 28, 2019, the Company has paid $340,523, including interest towards the purchase of the first of the series of the 'A' Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

Colombia Update

Antares Project – the Option Agreement

On March 15, 2017, the Company announced that it had signed an Option Agreement (the "Agreement") that allows IAMGold Corporation ("IAMGold") to earn an interest in the Antares Project by conducting exploration on a scheduled earn-in basis. IAMGold will operate the project with input from Outcrop.

IAMGold has incurred US$100,000 in expenditures during the calendar year 2017 (*complete*) and has maintained the right to enter into the option - which shall begin on the later of January 1, 2018, or such other date on which the mineral title to one or more of the exploration applications making up the Antares Project has been granted by the Colombian government – expected to occur in 2018. At such time, should IAMGold elect to enter into the option, it will be obligated to incur US$750,000 in expenditures during the subsequent 12 months.

The Agreement grants IAMGold an option to acquire an initial undivided 51% interest in the mineral rights of Antares by funding a total of US$5,000,000 in expenditures - including a commitment to drill at least 3,000 meters - over four years. IAMGold also has a second option to acquire a further undivided 14% interest in the mineral rights, for an aggregate 65% interest by making additional exploration expenditures of US$7,000,000 - including a commitment to drill at least 12,000 meters within a subsequent term of four years - from the exercise of the first option. IAMGold can attain a further 10% interest, for an aggregate 75% in the mineral rights of Antares, by providing Outcrop, at its election, the required financing for mine construction.

IAMGOLD has notified Outcrop Gold that they will not continue with the option to joint venture Antares and have withdrawn from the project.

Antares Project – details

The Antares Project consists of ten primarily contiguous exploration applications. The project covers 10,500 hectares, and is located 20 kilometers east-northeast of Medellin and 45 kilometers west-southwest of the Gramalote deposit within the Antioquia Department. There are two operating mines within 40 kilometers of Antares - Red Eagle Mining Corporation's San Ramon Mine and Antioquia Gold Inc.'s Cisneros project - indicating it is possible to permit mines in this part of Antioquia in less than two years.

The Antares Project was generated using Gramalote as a deposit analog model. Antares is a granite-hosted sheeted vein and fracture and stockwork-hosted gold system within northeast shear zones hosted within the Antioquia Batholith, characteristics similar to Gramalote. Antares is notable for its numerous large hydraulically mined excavations of in situ, bulk-mineralized granite that occur on a northeast trend through the project. Gramalote is also characterized by areas of hydraulic mining, including zones which lie within its resource and designed pit area.

Antares mineralization occurs within the geochemical footprint of an impressive stream sediment anomaly extending for at least 14-square kilometers at a reconnaissance survey density of 2 to 3 samples per square kilometer, with nearly all values greater than 300 ppb Au in conventional stream sediment samples. The Santa Rita and Guaricu pits (hydraulic excavations) show consistent mineralization in systematic channel samples, with anomalies in the Santa Rita pit extending for 300 meters by 150 meters - with gold values from below detection up to 9.0 g Au/t in two-meter channel samples - but with channel sample intervals as high as 32 meters of 1.2 g Au/t. There are likely two main parallel shears within the Santa Rita pit - similar to Gramalote - where several parallel shears in that deposit will be mined within the same designed pit.

Outcrop's sampling was difficult - and only sporadically representative - in the Guaricu pit because of extensive wall failure. However, a soil grid in an area of small workings adjacent to Guaricu shows an open soil anomaly of 600 meters by 100 to 150 meters with values in a range of 100 to 538 ppb Au. Importantly, this grid shows both that soil sampling will be effective to explore the property and that significant anomalies adjoin or extend from the large hydraulically mined excavations. The excavations, surrounding areas, and the associated soils anomalies will provide immediate drill targets - after application to title conversion and permitting. There are no environmentally sensitive areas or indigenous lands within the applications.

Included in the surface work conducted by IAMGold, is the completion of over 500 soil samples on a 400 meter by 100 meter grid. The grid extends between the Santa Rita and Guaciru hydraulic mine excavations. The results are very favorable and show continuous gold in soil anomaly that extends over 5 kilometers and is over 1 kilometer wide.

Importantly, in early 2018 Anglo Gold Ashanti received all operating permits for the Gramalote open pit mine. Antares has less environmental and social sensitivities than Gramalote, only 30 kilometers to the northeast of Antares. Outcrop believes that a discovery at Antares could be permitted.

Argelia Project – details

Argelia represents Outcrop's continuing focus on adding robust epithermal gold systems that display numerous sub-parallel veins, which commonly show high values from reconnaissance systematic channel sampling. Eighteen or more distinct veins observed in surveyed historic workings on the project - with ten showing sample values of greater than 10 g Au/t up to 109 g Au/t from 0.5 meters to 4 meters sampled vein widths. The best sampling returned 20.5 g Au/t over 4 meters in a historic crosscut. Approximately 100 meters below these workings there is another adit on the same veins showing one meter at 20 g Au/t, suggesting that a continuous mineralized "shoot" may exist between the two levels.

The veins appear to be distributed sub-parallel over a regional-scale, 2-kilometer northeast-trending shear zone and are inferred to extend for 8 kilometers along strike. The veins strike at an oblique angle to the shear zone and may be emplaced in dilational structures, secondary to the main shear. Veins are only noted in workings, and it is likely that significantly more veins are unexposed within the shear zone. The style of mineralization and associated metals suggest that Argelia is an intermediate sulfidation (IS) epithermal system.

All of Outcrop's vein projects were screened for the potential to deliver future major company production profiles and resources. The Argelia Project totals 5,400 hectares in exploration application, and is 145km or about four-hours by road from Medellin, within the Antioquia Department. No indigenous lands impact the project. However, the project requires conversion to title and then subtraction from the forestry reserve - as do all applications granted under the "Second Mining Law".

Cauca Project – the Option Agreement

Outcrop has signed a definitive option agreement to earn up to 100% of the Cauca Project, in three phases, as follows:

a) To acquire the first 51% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of Effective Date	US$250,000 (1)	US$250,000
Second anniversary of Effective Date	US$750,000	US$1,000,000
Third anniversary of the Effective Date	US$2,000,000	US$3,000,000
Fourth (2) anniversary of Effective Date	US$2,000,000	US$5,000,000

(1) obligation
(2) may be extended up to 12-months with payment of US$500,000

The earn-in requires a commitment to core drill up 12,000 meters, to be completed during the first earn-in period.

Subsequent to Outcrop's exercise of the first option, the vendor shall be entitled to a 1.5% NSR royalty (the "Base Royalty") on any gold or gold equivalent ounces in excess of 1.0 million ounces produced from the property.

b) To acquire the second 19% undivided interest in the Cauca project:

Performance Date	Annual Expenditure Amount	Cumulative Expenditure Amount
First anniversary of the exercise of first option	$2,000,000	$7,000,000
Second anniversary of the exercise of first option	$4,500,000	$11,500,000

Also included is a commitment to core drill up to 15,000 meters, to be completed during the second earn-in period, for a total commitment of 27,000 meters.

c) To acquire the final 30% undivided interest in the Cauca project:

Performance Date	Performance Criteria
First anniversary of the exercise of second option	Delivery of a NI 43-101 Preliminary Economic Assessment ("PEA"), with the cost borne entirely by Outcrop.
Maximum of 120 days following the delivery of the PEA	Delivery of a notice of intent to purchase the remaining 30%.
Maximum of 90 (or 180) days following the delivery of the intent to purchase	Agreement as to the fair market value ("FMV") of the Cauca project, within 90 days, to be mutually determined; or failing mutual agreement, by the use of an independent professional valuation expert. The valuation expert, if needed, may be given an additional 90 days to produce the final FMV report.
Maximum of 60 days following the FMV agreement or delivery of the final FMV report on the Cauca project	Payment of the pro-rata portion of the FMV, in cash. Payment of a 1.5% NSR royalty on all gold and gold equivalent ounces of production from the property (*replacing the Base Royalty*), beginning from the FMV agreement closing date and continuing for the life-of-mine.

In addition, there will be a payment due to the vendor based upon either Outcrop's Maiden NI 43-101 Technical Report, or Outcrop's Maiden internal resource estimate – either of which must contain an estimate of measured, indicated and/or inferred gold resources on the property (the "Resource Bonus"). The payment of the Resource Bonus shall be calculated as USD$5.00 per ounce of gold or gold equivalent of such resources to a maximum of USD $4,500,000. The Resource Bonus shall be payable in two tranches: the first 50% shall be due on the date of the exercise of the first option, and the second 50% shall be due 12-months later.

Cauca Project – details

The newly acquired Cauca project is an advanced gold-silver-copper project in the Miocene-age mineral belt of southern Colombia. The Cauca project is in the Cauca department, 47km south of the department capital Popayan - in the Almaguer Mining District - and consists of one title and one application, for a total land area of 1,808 hectares. The Miocene Mineral Belt containing Cauca extends from Colombia into Ecuador, and is characterized by numerous well-known districts and discoveries including Solgold's Cascabel Project less than 40km from the Colombia border. Cauca is within one of the least explored terrains in Colombia.

Structural controls and porphyry-emplacement are related to fault and fracture systems of the Cauca-Romeral Mega-structure or Suture zone. The predominant lithologies are continental sediments intruded by hypabyssal diorite and quartz-diorite porphyry. Alteration is external propylitic to phyllic to internal potassic in the core of the intrusives. Epithermal veins trend predominantly northwest and secondarily northeast and have phyllic and potassic selvages. The La Custodia is a gold-copper porphyry deposit with a persistent low-sulfidation epithermal overprint, including gold-silver quartz veins, veinlets and stockwork, and quartz-carbonate veins with base metals and gold.

The epithermal mineralization shows classic dark ginguro texture and abundant fine-to-coarse free gold. Fluid inclusion studies show temperatures of vein formation at 400 to 500°C for Type A and Type B porphyry-style veins, and 150°C for epithermal veins, indicating specific stages for vein formation. Porphyry mineralization was probably followed by carbonate-gold-base metal veins, and then low-

temperature gold - silver veins.

The concession has several exploration targets - the most studied being the La Custodia. Other exploration targets similar to La Custodia include La Esperanza and El Limón - both with porphyry-gold-copper combined with epithermal-type mineralization. The Hueco Hondo prospect is 3.8km from La Custodia - and midway between La Custodia and La Esperanza – and is characterized chiefly by parallel epithermal veins that show reconnaissance channel sample values up to 127 g Au/t. The Hueco Hondo target is important in that it may illustrate the prevalent orientation of veins, including the orientation of potentially under-sampled veins in the La Custodia zone. Hueco Hondo consists of multiple parallel high-grade veins without a porphyry component, further supporting a persistent epithermal overprint.

Several gold-arsenic soil anomalies occur across a significant part of the 1,808 hectare property - but only two anomalies have been drilled to date. Drilling in one of these soil anomalies resulted in the identification of the La Custodia deposit. Open soil anomalies occur between La Custodia and Hueco Hondo, east of La Custodia, and north, south and east of La Esperanza, which is seven kilometers north of La Custodia. Several high level stream sediment anomalies have not been followed up with prospecting or soil grids. La Esperanza also contains significantly gold-anomalous drill intercepts.

Drilling in La Custodia and other targets (62 core holes for 22,047m total) on the project shows gold-copper porphyry mineralization with a persistent overprint of epithermal gold and carbonate-gold-base metal veins. Carboandes produced an internal global resource estimate from the La Custodia deposit of 700,000 ounces at 0.66 g Au/t; but Outcrop believes vertical epithermal veins are significantly under-sampled by wide-spaced drilling, and a more accurate representation of higher-grade veins in the deposit may provide a higher estimated resource grade.

Of particular interest to Outcrop in the La Custodia deposit, are local intercepts containing epithermal mineralization that range from 2m at 28.4 g Au/t (2 g Ag/t) up to 2m at 1,095 g Au/t (257g Ag/t) superposed on lower-grade porphyry-style veinlets. Outcrop has determined that core intercepts over 1 g Au/t consistently show high-angle epithermal veins sub-parallel to core, cross-cutting porphyry-style veins. It is likely that numerous untested veins or vein extensions occur between the current drill-holes that are spaced at an average of 100m to 200m.

Outcrop has done a significant amount of relogging of core to inventory all epithermal intercepts in the Las Custodia zone. These intercepts were used to identify and project epithermal veins within a 3D Vulcan model. At least nine "high-confidence" veins were identified using 27 drill intercepts. Some of these veins extend over 1 kilometer strike and 400 meter depth. It is apparent by inspection that vein density correlates with the density of drill holes oriented to intercept north-south veins, and more veins will be defined in the porphyry with more angled drill holes across the strike of the veins. Analysis suggests the average true width of veins are approximately 0.8 meters.

Outcrop will continue to work on a geologic model for the deposit and conduct a trenching program followed up by a drill scout drill program to prove and extend modeled veins as well as put the existing 85 vein intercepts into vein projections.

Cauca Historic Internal Valuation Studies:

Carboandes discovered the La Custodia in 2010, and produced a project technical report. They have conducted internal studies in support of resource estimations, preliminary economic evaluations, metallurgy, and mining studies. The internal resource estimate of the La Custodia - completed and internally reported in 2015 – provided a global block model resource of 700,000 ounces gold at 0.66 g Au/t. Within this resource, using a plus-0.3 g Au/t cut-off, a three-dimensional "grade-shell" was modeled and used for a trial pit optimization. Internal to the pit, the gold-grade shell contains estimates of 307,450 ounces of gold, 1,323,000 ounces of silver, and 80,897,000 pounds of copper from a volume of 34 million tons of mineralized material - at prices significantly below current prevailing prices.

Additional plus-0.3 g Au/t grade shells occur both below and adjacent to the pit shell. The vendor's internal metallurgical work shows a 95% gravimetric recovery of gold in the oxide zone and an 85% recovery of gold; 80% recovery of copper; and 60% recovery of silver combining gravity with flotation, in the sulfide zone.

The optimization utilized very preliminary assumptions for mining costs for an open-pit blast, shovel, and truck operation with a production rate of 5,000 tons per day. A simple inverse distance-squared isometric projection appropriate to generally uniformly distributed mineralization, with cumulative frequency grade capping was used to model grades. The optimization used metal prices of $1,254 per ounce gold, $15.80 ounce silver, and $2.05 per pound copper and recovery by gravimetric and conventional flotation milling. Recoveries were estimated from multiple bench-scale and larger tests performed by independent labs. The Carboandes internal report refers to all of its estimated resource as "inferred" but this should be considered a general term and not completed in accordance with CIM definitions of mineral resource categories.

No other resource estimates pre- or post-date the 2015 estimate, and a qualified person has not done enough work to verify or classify this historical resource estimate as current mineral resources or reserves. Therefore, Outcrop is not treating the information as a current mineral resource or reserve. The internal work was conducted using professional internal company standards and is considered reliable for its level of detail, but Outcrop has not independently reviewed and substantiated the work - Outcrop is using the internal Carbonandes work only to provide an estimate of exploration potential and as rationale to continue exploration. An independent qualified person will need to perform their own grade and resource modeling after additional drilling - and will do its own cost estimations and studies before preparing and filing an independent NI 4-101 technical report to support the mineral resource. Most important will be an accurate measurement and projection of higher grade epithermal-associated gold.

Importantly, Carboandes' internal pit design is contained within a small area of only 14 hectares of the total 1,808 hectare project area. The project is near the Pan-American Highway and secondary paved roads, the national power grid, and an airport. Topographic, elevation, social, and environmental aspects of the Project are favorable for exploration and development.

The Agreement provides Outcrop a 60-day due diligence period before it becomes fully effective. The due diligence concludes on or before August 13, 2018.

Work completed on the Cauca project is summarized in the following table:

	La Custodia	La Esperanza	El Limon	Total
Stream sediments	9	16	2	27
Soil samples	800	1,051	166	2,017
Rock chip samples	110	58	85	253
Channel samples	763	251	57	1,071
Thin-section samples	91	70	19	180
Pima samples	952	513	-	1,465
Core drilling samples	9,555	3,896	-	13,451
Screened Au samples	205	18	-	223
Cyanide leach samples	53	18	-	71

Significant drill intercepts are provided in the following table from the La Custodia zone. Only intercepts greater than 0.5 g Au/t are shown. Values over 1 g Au/t consistently show some amount of epithermal quartz or quartz-carbonate veins, generally sub-parallel to core and thus are probably near vertical.

Outcrop believes that closer-spaced, and properly angled holes with respect to vein trend, will better delineate the continuity and thickness of sub-vertical, higher gold grade epithermal veins that we believe are presently under-sampled on a volume weighted basis in the current La Custodia drill pattern and the internal resource estimate.

HOLE	From (m)	To (m)	Interval (m)**	Average (Au g/t)
DHHU007	216	254	38	0.68
DHHU004	230	288	58	0.60
DHHU008	3.3	32	**28.7**	**1.38**
	69.6	92	22.4	0.71
DHHU008A	161	181.35	20.35	0.54
DHLC002	20	80.86	60.86	0.52
	123.5	144	20.5	0.52
	152.45	161.6	9.15	0.61
	272	291	**19**	**1.47**
	347	357	10	0.72
	399	408	**9**	**2.61**
	414.2	447.61	**33.41**	**2.18**
DHLC003	154.9	177.8	22.9	0.63
	193	199	6	0.82
	335.4	343.5	8.1	0.75
	418.65	428.2	9.55	0.74
DHLC004	8	24	16	0.61
	88.8	96.1	7.3	0.96
	116.4	121.7	5.3	0.68
	344	353.8	**9.8**	**0.94**
	369	381.3	12.3	0.68
	408.8	416.5	7.7	0.84
DHLC006	29.8	75	45.2	0.97
	104	125.9	21.9	0.81
	461.4	479.8	18.4	0.73
	484.5	491.37	**6.87**	**1.44**
	513	530.25	17.25	0.86
DHLC007	47.9	51.8	3.9	0.85
DHLC008	105	139.46	**34.46**	**1.3**
	143.5	165.6	**22.1**	**1.02**
	375	388.65	**13.65**	**1.09**
DHLC009A	144	153.5	9.5	0.71
	292	297.45	5.45	0.74

*** True thicknesses cannot be accurately estimated at this time, but generally, due to the nature of the deposit, drill thicknesses are thought to be close to true thicknesses.*

Middle Cauca Belt: Kuntur Project – details

The newly-acquired Kuntur project totals 47,664 hectares and directly adjoins the Quebradona District on the northwest and southeast. Kuntur shows the prevalent north and west-northwest fault framework that the copper-gold footprint of AngloGold Ashanti Limited's (NYSE: AU) Quebradona (Nuevo Chaquiro) District coincides with, on a deposit scale. Both AngloGold Ashanti's Quebradona district and Outcrop's Kuntur project occur where strong northwest fault systems span the distance between the major north-south Mistrato and Romeral Fault Systems - the regional faults that bound this part of

the Middle Cauca Mineral Belt. Outcrop will soon begin reconnaissance prospecting and stream sediment sampling on Kuntur.

Middle Cauca Belt: Lyra Project – details

The Lyra project comprises 52,482 hectares and directly adjoins Continental Gold Inc.'s (TSX: CNL) Buriticá project, covering more than 25km of the Tonusco Fault that extends south from the Buriticá vein system. Data compiled by the Instituto Colombiano de Geología y Minería ("Ingeominas") shows 50 of 61 samples on Lyra are non-detectable to 0.3 g Au/t - while 11 samples are greater than 0.3 g Au/t - with 6 of those 11 samples greater than 10 g Au/t. Those higher-grade samples likely reflect sampled veins, but detailed data was not provided by Ingeominas. Current Outcrop reconnaissance shows five areas on Lyra where mapped colluvium indicates the presence of porphyritic intrusives. The Ingeominas samples are historic and have not been confirmed by Outcrop, but are considered reliable and may indicate anomalous areas and the location of possible veins.

In August, 2018, Outcrop announced a partnership with Newmont Mining Corporation to explore the Lyar project. Outcrop will operate a prospecting program funded by Newmont on Lyra totaling US$600,000 over 18 months or less - this is an obligation - unless the applications are converted to concession contracts before the end of 18 months. Conversion of all applications to concession contracts will trigger a decision by Newmont as to whether they want to earn into the project - although Newmont may elect to terminate the Agreement at any time.

Upon successful conversion of the Lyra applications to concession contracts, and an election to earn into the project, Newmont shall incur a minimum of US$3,000,000 in qualifying expenditures over the course of the subsequent four years to earn-in and vest into 51% of the Lyra project (the "Initial Earn-In").

Upon successful completion of the Initial Earn-In, Newmont and Outcrop shall form a joint venture mining company whereby Newmont shall have an initial 51% interest and Outcrop shall have a 49% interest. Newmont shall than have the right to earn an additional 19% interest, for an aggregate 70% interest in the joint venture, by funding an additional US$7,000,000 in qualifying expenditures over the course of the subsequent four years (the "Second Earn-In").Compilations by Outcrop and Newmont show that significant stream sediment gold anomalies occur through the length of the Lyra project, and some local artisan mining of veins has been reported. Newmont has suspended work and asked Outcrop Gold to suspend field work until such time as security concerns are resolved to the satisfaction of Newmont. A security evaluation is underway and work is suspected to continue in the second quarter of 2019.

During the suspension of field work Outcrop Gold has conducted compilation of all available historic data and designed sampling programs are to be conducted when field work is resumed.

Middle Cauca Belt: Oribella Project – details

The original Oribella project comprised approximately 24,000 hectares including and one application on which the technical study is complete and the canon is paid.

Oribella has been expanded contiguously to where the project now adjoins Orosur Mining Inc.'s (TSX/AIM: OMI) Anza project – which contains the APTA vein deposit and the Charrascala porphyry-epithermal anomalies. Oribella was expanded to the northwest where it is now within 3km of AngloGold Ashanti's Nuevo Guintar project - where low grade epithermal mineralization is reported in two drill-holes (source: AngloGold Q3-2017, "Exploration Update").


N
Buritica
3.71 Moz Au 10.7 Moz Ag
LYRA
LYRA
Anzá
1.6 - 2.3 MT @ 3.2 - 3.7 g/T Au
ORIBELLA
ORIBELLA
KUNTUR
KUNTUR
Legend
Q-Deposit
Sedimentary
Schist
Igneous
Volcanic
Miranda Project
Mining Project
Nuevo Chaquiro
5.6 M oz Au, 7,933 M lb Cu
25 12.5 0 25
Kilometers

Oribella falls within the Western Cordillera close to the convergence of regional structures which reflect a suture zone between Cretaceous oceanic rocks and mixed oceanic-continental rocks to the east. Outcrop was attracted to the area by mineralization controls inferred to be related to the suture zone and reported geologic features which suggested an area of high-sulfidation epithermal Au-Cu mineralization. The local geology consists of volcanic and volcano-clastic sequences, sedimentary rocks, and hypabyssal andesite and dacite intrusions that appear related to gold mineralization. Of particular interest is a large kilometer-scale area of alteration that includes strong silicification, brecciation, alunite and pyrophyllite mineralization and clays associated with anomalous grades of gold and copper. This alteration is consistent with an epithermal style of gold mineralization.

Oribella captures strands of the Tonusco and Mulatos Fault and contains a gold-in-soil anomaly produced by Outcrop with dimensions of approximately 500m by 250m - the anomaly is open in two directions. Limited hand trenching within the soil anomaly shows 11m @ 1.1 g Au/t in outcrop. This mineralization extends to the limits of the short trench. Copper and gold values are somewhat offset from each other, but taken together define an anomaly 800m wide by 500m - centered on an andesite porphyry stock and related breccia bodies at a major fault inflection. Oribella gold mineralization is interpreted as predominantly epithermal replacement of tuff and sedimentary rocks, but copper values and magnetic intrusive breccias suggest the epithermal mineralization may be associated with porphyry-style mineralization. Locally, vegetation anomalies correlate with strong hematite alteration in road cuts.

Mallama Project – details

The Mallama project is part of a large district that contains more than 30 mapped intermediate sulfidation epithermal veins with strike lengths of over four kilometers. In 1983, the Japanese International Cooperation Agency (JICA) mapped, sampled, and drilled a portion of the larger vein system - of which the Mallama project covers a part. The El Diamante Mine is just north of Outcrop's Mallama project, and has been active for more than 30 years - the gold at El Diamante, in particular, is associated with pyrite and quartz and secondarily with arsenopyrite, sphalerite and galena.

Historic sampling presented by the owners of the titles on the Mallama project shows vein grades from 33 g Au/t to 87 g Au/t with silver occurring on an average ratio of 10:1 silver to gold. Limited confirmation sampling assays by Outcrop geologists shows 42 g Au/t over 0.5m in an active artisan

mine that displays numerous parallel veins. Mallama consists of government granted titles. These titles must be subtracted from the "forestry reserve" under the "Second Mining Law" of Colombia.

Preliminary work by Outcrop shows significant mineralization in the Bombona Zone where systematic sampling in an area of sublevel production shows 15 samples with a weighted average grade of 23.2 g Au/t and 182.3 g Ag/t, over an average of 0.69m vein width. Soil sampling conducted by JICA shows that the Bombona Zone correlates well with gold anomalies in soils, and eight or more parallel veins can be inferred adjacent the Bombona vein. Aligned artisanal workings suggest the Bombona Zone extends for up to 4 km in length. Outcrop has done sufficient underground sampling in the Bombona vein zone within Mallama to indicate artisan mines are producing at in-situ grades of 22 g Au/t with silver at an approximate 4:1 ratio. The Bombona zone consists of a package of seven or more parallel veins of approximately 1 meter width, and local informal miners have workings on at least three veins.

Outcrop has initiated a Consulta Previa an administrative requirement to consult with indigenous peoples with traditional homelands on mining concessions, including those that make up Mallama.

Terminated Projects

Cerro Oro Project – terminated

On January 16 2013, the Company entered into a lease agreement on the Cerro Oro property (the "Cerro Oro Option") which required payment of US$10,000 on signing and a payment of US$80,000 upon conversion of the application to a license.

On January 8, 2018, the Company notified the lessee of its intent to terminate the Cerro Oro Option and return the property. The process of termination will include the unwinding of the trust agreement between the Company, the lessees, and the trustee.

Qualified Person

The data disclosed in this MD&A has been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

Results of Operations

For the three and six months ended February 28, 2019 and 2018

Significant or noteworthy expenditure differences between the periods include:

	For the three months ended		For the six months ended	
	Feb. 28, 2019	Feb. 28, 2018	**Feb. 28, 2019**	Feb. 28, 2018
Loss for the period	**$ 809,270**	$ 712,229	**$ 1,235,588**	$ 1,052,368
Consulting fees	**139,966**	92,500	**178,911**	130,000
	This increase is due primarily to the addition of a CFO consultant.			
Directors' fees	**14,238**	178,936	28,167	**192,446**
	Bonuses of $55,000 were paid to each of the three directors during Q2-2018.			

Exploration and evaluation expenditures	**291,717**	341,495	**595,625**	546,612
	This decrease is due to decreased staff levels and decreased legal fees in Columbia		*This increase is due to increased exploration activity in Colombia in Q1 and increases to salary allocations from head office for exploration management time*	
Investor relations	**33,333**	254	**66,666**	30,637
	This increase is due to the commencement of the Palisade Global investor relations contract in Q3 2018.			
Travel and promotion	**105,407**	6,571	**107,494**	11,229
	This increase is due to the commencement of the short-term Phenom Ventures promotion contract in Q2 2019.			
Wages and benefits	**30,459**	54,001	**54,313**	97,474
	This reduction is due to increased salary allocations to Colombia exploration programs from head office for exploration management time		*This reduction is due to increased salary allocations to Colombia exploration programs from head office for exploration management time*	

Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	February 28, 2019 $	November 30, 2018 $	August 31, 2018 $	May 31, 2018 $	February 28, 2018 $	November 30, 2017 $	August 31, 2017 $	May 31, 2017 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(809,270)	(426,318)	(389,401)	(750,969)	(712,229)	(340,139)	(942,441)	(649,180)
Basic and diluted loss per share	(0.05)	(0.03)	(0.02)	(0.06)	(0.07)	(0.03)	(0.10)	(0.06)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company's treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company's primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease

agreement. It then seeks partners to option to joint venture its projects in order to have those partners fund the exploration of the project to earn an interest. In some cases the Company receives common stock and/or cash option payments as a portion of the partner's cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the near future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company's financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

On February 22, 2019, the Company closed a non-brokered private placement of 13,599,260 units at a price of $0.20 per unit for gross proceeds of $2,719,852. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant exercisable into a common share at a price of $0.40 per share for a period of five years. Share issuance costs of $31,838 were paid in relation to the private placement.

Subsequent to February 28, 2019, the Company completed a non-brokered private placement of 2,173,913 units at a price of $0.23 per unit for gross proceeds of up to $500,000. Each unit will consist of one common share and one share purchase warrant exercisable into a common share at a price of $0.40 per share for a period of five years. There were finders' fees of $13,073 paid and 56,840 finder warrants issued in connection with the offering.

The Company began the 2019 fiscal period with cash of $200,414. In the six months ended February 28, 2019, the Company expended $1,176,444 on operating activities; expended $24,932 on investing activities; received share subscriptions, net of share issue costs of $31,837, of $2,462,446; with a $44,265 positive effect of foreign exchange on cash, to end on February 28, 2019, with $1,505,749 in cash.

	For the six months ended	
	February 28, 2019 $	February 28, 2018 $
Change in cash for the period	**1,305,335**	(877,992)
Cash used in operating activities	**(1,176,444)**	(1,201,385)
Cash used in investing activities	**(24,932)**	(53,764)
Cash provided by financing activities	**2,462,446**	369,345
Effect of foreign exchange on cash	**44,265**	7,812

At the date of this MD&A, the Company has 416,000 stock options outstanding, all of which are exercisable, and 19,264,566 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments - albeit, none of these securities are currently "in-the-money".

With careful management, the Company has sufficient cash to meet its obligations as they come due for the next nine to twelve months.

Transactions with Related Parties

a) The Company's related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors.

The Company incurred the following fees in connection with companies owned or partially owned by key management (CEO, CFO, Corporate Secretary) and / or directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

	As at February 28, 2019	As at August 31, 2018
Amounts payable to related parties	$ **13,688**	$ 16,729
Total	$ **13,688**	$ 16,729

All amounts are unsecured, with no specific terms of repayment.

b) Compensation of directors and members of key management personnel:

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 7(a) in the Financial Report, during the six months ended February 28, 2019 and 2018 were as follows:

	Six months ended	
	February 28, 2019	February 28, 2018
Consulting fees	$ **50,370**	$ 130,000
Wages and benefits (1)	**130,051**	166,364
Directors fees	**28,167**	192,446
Total	$ **208,588**	$ 488,810

(1) – a portion of wages and benefits are included in exploration and evaluation expenditures

New Standards, Interpretations and Amendments Not Yet Effective

Refer to Note 3 of the Condensed Consolidated Interim Financial Statements on www.sedar.com.

Financial Instruments and Risk Management

Refer to Note 4 of the Condensed Consolidated Interim Financial Statements on www.sedar.com.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed

in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company's Annual Information Form filed on Form 20-F for the year ended August 31, 2018, in the section entitled "ITEM 3 KEY INFORMATION, D. Risk Factors".

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 5 to the Financial Report.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Outstanding as at February 28, 2019 and as at the date of this report	**26,851,014**	**19,264,566**	**416,000**

Proposed Transactions

There are no proposed transactions that have not been disclosed herein.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual reports could differ from management's estimates.

Internal Controls Over Financial Reporting

Changes in Internal Control over Financial Reporting ("ICFR")

In connection with National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109") adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to financial information contained in the unaudited interim consolidated financial statements and the audited annual consolidated financial statements and respective accompanying Management's Discussion and Analysis. The Venture Issue Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI52-109.

Management's Responsibility of Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company's web site www.outcropgold.com.